Exhibit 2.1

PLAN OF MERGER OF
ENTERGY ARKANSAS, INC. AND
ENTERGY ARKANSAS POWER, LLC

This Plan of Merger (this “Plan”) is entered into on November 26, 2018 by and between Entergy Arkansas, Inc., a Texas corporation (“EAI”), and Entergy Arkansas Power, LLC, a Texas limited liability company (“EAP”), with respect to the merger contemplated herein (the “Merger”) and certifies and sets forth the following:

1.	The name of each domestic or foreign corporation or other entity that is a party to the Merger, the type of each such entity, and the jurisdiction in which each such entity is organized is:

Name	Type of Entity	Jurisdiction
Entergy Arkansas, Inc.	Corporation	Texas
Entergy Arkansas Power, LLC	Limited Liability Company	Texas

2.	The name of each domestic or foreign corporation or other entity that shall survive the Merger, the type of each such entity, and the jurisdiction in which each such entity is organized is:

Name	Type of Entity	Jurisdiction
Entergy Arkansas, Inc.	Corporation	Texas
Entergy Arkansas Power, LLC	Limited Liability Company	Texas

3.	This Plan has been approved as required by Chapter 10 of the Texas Business Organizations Code (the “TBOC”).

4.	The effective time of the Merger shall be as specified in the Certificate of Merger (the “Effective Time”).

5.	The terms and conditions of the Merger are as follows:

a.
All assets, including the bank accounts listed on Schedule A (and all funds held in such accounts immediately prior to the Effective Time) and the equity interests held by EAI in the entities listed on Schedule B, real estate and other property (tangible and intangible, movable and immovable), owned, held, leased, and claimed by EAI immediately prior to the Effective Time, whether located within the State of Arkansas or outside the State of Arkansas, shall be allocated to and vested in EAP, except that the following shall be retained by EAI (the “EAI Retained Assets”):

i.
all Units of Common Membership Interest (as that term is defined in the Company Agreement of EAP, dated September 13, 2018 (the “EAP Company Agreement”) of EAP held by EAI immediately prior to the Effective Time (the “EAP Units”);

ii.	all units of Class D Preferred Membership Interests of Entergy Holding Company, LLC, a Delaware limited liability company (“EHCL”) by EAI immediately prior to the Effective Time (the “EHCL Interests”);

iii.
that certain Contribution Agreement, dated November 26, 2018, between Entergy Mississippi, Inc., EAI and Entergy Utility Holding Company, LLC, a Texas limited liability company (“EUHC”), (the “Contribution Agreement”) pursuant to which EAI is obligated to contribute the EAP Units and the EHCL Interests to EUHC following the Merger;

iv.	3,396 units of membership interests of EUP Holdings, LLC, an Arkansas limited liability company (formerly known as Arkansas Power & Light Company, LLC);

v.	70 shares of common stock, no par value, of System Fuels, Inc., a Louisiana corporation; and

vi.	the bank accounts listed on Schedule C and all funds held in such accounts immediately prior to the Effective Time;

b.
All Liabilities (as hereinafter defined) of EAI, including, without limitation, all Liabilities of EAI for Decommissioning (as hereinafter defined) and to store, maintain and dispose of nuclear material located at, in or under the Site (as hereinafter defined), immediately prior to the Effective Time shall be allocated to and vested in EAP (the “EAP Assumed Liabilities”), except that the following shall be retained by EAI (collectively, the “EAI Retained Liabilities”):

i.	The Liabilities that are specifically related to the EAI Retained Assets; and

ii.	The Liabilities for any fees and franchise taxes required by law to be paid by EAI for all periods prior to the Effective Time (as further described in Section 10);

c.
All assets, including real estate and other property (tangible and intangible, movable and immovable), including but not limited to any funds held in those bank accounts in the name of EAP as of the Effective Time, owned, held, leased, and claimed by EAP immediately prior to the Effective Time, whether located within the State of Arkansas or outside the State of Arkansas, shall be retained by and vested in EAP; and

d.	All Liabilities of EAP immediately prior to the Effective Time (the “Pre-Effective Time EAP Liabilities”) shall be allocated to and vested in EAP.

Prior to the Effective Time, EAI and EAP shall pay and discharge their respective Liabilities in a due and timely manner. From and after the Effective Time, (i) EAP shall pay and discharge in full or cause to be paid and discharged in full, the EAP Assumed Liabilities and the Pre-Effective Time EAP Liabilities in a due and timely manner; and (ii) EAI shall pay and discharge in full, or cause to be paid and discharged in full, the EAI Retained Liabilities in a due and timely manner.
For purposes of this Plan, (a) “Decommission” or “Decommissioning” means to completely retire and remove Arkansas Nuclear One Units 1 and 2 (the “Facilities”) from service and to restore the real property on which the Facilities are located (the “Site”), as well as any planning and administrative activities incidental thereto, (b) “Liabilities” means, with respect to any Person, any liability or obligation of such Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable, or otherwise, or whether sounding in tort, contract, employment, administrative, tax, or any other area of law, and (c) “Person” means an individual, corporation, limited liability company, partnership (general, limited, or limited liability), trust, joint venture, or other entity.
This Plan, including as a part hereof all schedules and documents incorporated herein by reference, is intended to provide for the allocation of all Liabilities of EAI and EAP.

6.
All allocations of rights, titles, and interests to all real estate and other property shall be subject to all existing liens or other encumbrances thereon (except as released by express release prior to or upon the Effective Time) and all exceptions, easements, servitudes, rights-of-way, rights of use, releases, encroachments, reservations, joint ownership agreements, joint operating agreements, joint use agreements, options, and other agreements affecting such property as of the Effective Time, whether or not of record. All allocations of real and tangible personal property (movable or immovable) of EAI are made AS IS, WHERE IS, WITH ALL FAULTS, AND ALL WARRANTIES (EXPRESS AND IMPLIED) WITH RESPECT TO CONDITION, DEFECTS (LATENT OR PATENT), MERCHANTABILITY, HABITABILITY, AND FITNESS FOR ANY PURPOSE OF ANY ALLOCATED PROPERTY ARE EXPRESSLY DISCLAIMED, including, without limitation, the warranty against redhibitory defects provided by Louisiana Civil Code Articles 2520 et seq., ,and the warranty of fitness for intended uses under Louisiana Civil Code Article 2475, and without recourse. Each of EAI and EAP irrevocably waives and relinquishes any rights it may have to rescind or otherwise set aside the allocation of all or any part of the property allocated due to the resolutory condition under Louisiana Civil Code Art. 2561 or otherwise arising out of the failure of EAI or EAP to pay or perform any liability or obligation allocated to it or any other obligation that is obligated to pay or perform and any vendor’s lien arising out of this allocation. Each of EAI and EAP waives production of mortgage and conveyance certificates, tax researches, surveys, and any and all other certificates required by law or custom.

7.
Following the Merger and implementation of this Plan, the shareholder of EAI shall continue to be the shareholder of EAI with the same ownership rights and interests as it had in EAI immediately prior to the Merger. In addition, following the Merger and implementation of this Plan, the member of EAP shall continue to be the member of EAP with the same ownership rights and interests as it had in EAP immediately prior to the Merger.

8.
Following the Merger and implementation of this Plan, those persons identified as Directors on the attached Exhibit A shall be the Directors (as that term is defined in the Bylaws of EAI dated as of November 19, 2018) of EAI and those persons identified as Directors on Exhibit B shall be the Directors (as that term is defined in the EAP Company Agreement) of EAP and shall serve on the Board of Directors of the respective entity until such time that new Directors are elected for such entity.

9.
Following the Merger and implementation of this Plan, those persons identified as officers on the attached Exhibit A shall be the officers of EAI and those persons identified as officers on Exhibit B shall be the officers of EAP and shall serve as officers of the respective entity until such time that new officers are elected or appointed for such entity.

10.	To satisfy the requirements of Section 10.156(2) of the TBOC, EAP and EAI agree that each will be responsible for the timely payment of all of their respective fees and franchise taxes that would have been required by law to be paid by each of them for all periods prior to the Effective Time as if the Merger had not occurred, regardless of whether such fees and franchise taxes have not been timely paid. Each surviving entity shall be responsible for payment of all fees and taxes as required by law to be paid by it from and after the Effective Time.

11.
To the extent not released, EAP shall be the primary obligor for the EAP Assumed Liabilities under this Plan. To the extent not released, EAI shall have continuing liability on the EAP Assumed Liabilities to the extent provided by law, provided that, as between EAI and EAP, EAI shall have all rights of a surety against EAP as primary obligor for all payments made and costs incurred by EAI in respect of the EAP Assumed Liabilities. EAP shall indemnify, defend, save, and hold harmless EAI from and against, and shall reimburse EAI for any payments made and costs incurred by EAI, in respect of, the EAP Assumed Liabilities.

12.
At any time before the Effective Time, this Plan may be abandoned (subject to any contractual rights) by either party to the Merger, without member or shareholder action, as applicable, by (a) execution of a statement of abandonment by any officer of such entity or in any other manner determined by the Board of Directors of such entity; and (b) if the Certificate of Merger has been filed but the Effective Time has not yet occurred, filing by the parties of a Certificate of Abandonment in accordance with the TBOC prior to the Effective Time.

13.
EAI reserves the right to amend, modify, or supplement this Plan (including Exhibits and Schedules, if any) and the Certificate of Merger prior to the Effective Time, and if such right is exercised this Plan and Certificate of Merger, as so amended, modified, or supplemented, shall be the Plan and Certificate of Merger that become effective as of the Effective Time.

14.
A copy of this Plan will be furnished by each surviving entity, on written request and without cost, to any shareholder of EAI or member of EAP, and to any creditor or obligee of either party to the Merger at the time of the Merger if such obligation is then outstanding.

15.
EAI and EAP will cause to be promptly and duly taken, executed, acknowledged, delivered, recorded, and filed all such further instruments, documents, and assurances as either may from time to time reasonably request to carry out more effectively the intent and purposes of this Plan.

16.
It is the intent of EAI and EAP that the assets and other property (tangible and intangible, movable and immovable) and the obligations allocated to and vested in EAP pursuant to this Plan include all rights, privileges, powers and franchises of EAI including, without limitation, any and all attorney-client privileges, work product doctrine and any other applicable privilege. Furthermore, EAI and EAP have a commonality of interest with respect to such matters and it is their desire, intention and mutual understanding that the allocation of assets, other property, and obligations pursuant to this Plan is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or its continued protection under the attorney-client privilege, work product doctrine or other applicable privilege. All assets, other property, and obligations allocated to and vested in EAP pursuant to this Plan, and the attorney-client relationships, work product, and communications relating to those assets, properties, and obligations that are entitled to protection under the attorney-client privilege, work product doctrine or other applicable privilege shall remain entitled to such protection under these privileges.

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In witness whereof the parties to the Merger have executed this Plan of Merger as set forth above.

ENTERGY ARKANSAS, INC.

By: /s/ Laura R. Landreaux
Laura R. Landreaux
President and Chief Executive Officer

ENTERGY ARKANSAS POWER, LLC

By: /s/ Laura R. Landreaux
Laura R. Landreaux
President and Chief Executive Officer

SCHEDULE A
BANK ACCOUNTS ALLOCATED TO EAP

Bank Account Numbers are Confidential

SCHEDULE B
EQUITY INTERESTS HELD BY EAI ALLOCATED TO EAP

Entity	Ownership Percentage	Units

Entergy Arkansas Restoration Funding, LLC	100%	100% membership interest
Arkansas Power & Light Company, LLC	100%	1,000 units of membership interests

SCHEDULE C
BANK ACCOUNTS RETAINED BY EAI

Bank	Account Number	Account Name

NONE

Bank Account Numbers are Confidential

EXHIBIT A

DIRECTORS AND OFFICERS OF EAI

Directors

Title
Claudel, W. Dale	Director
Peebles, Eddie D.	Director

Officers

Title
Claudel, W. Dale	President and Chief Executive Officer
Brown, Marcus V.	Executive Vice President and General Counsel
McNeal, Steven C.	Vice President and Treasurer
Wagner, Thomas G.	Secretary
Hinkson, Kenroy G.	Assistant Treasurer
Henderson, Joseph T.	Tax Officer

EXHIBIT B

DIRECTORS AND OFFICERS OF EAP

Directors

Title
Landreaux, Laura R.	Director
Hinnenkamp, Paul D.	Director
Marsh, Andrew S.	Director
West, Roderick K.	Director

Officers

Title
Landreaux, Laura R.	Chair of the Board
Landreaux, Laura R.	President and Chief Executive Officer
West, Roderick K.	Group President, Utility Operations
Bakken, III, A. Christopher	Executive Vice President and Chief Nuclear Officer
Brown, Marcus V., (Legal)	Executive Vice President and General Counsel
Marsh, Andrew S.	Executive Vice President and Chief Financial Officer
Henderson, Joseph T.	Senior Vice President and General Tax Counsel
Mount, Alyson M.	Senior Vice President and Chief Accounting Officer
Fontan, Kimberly A.	Vice President, System Planning
Kennedy, John T.	Vice President, Regulatory and Public Affairs
McNeal, Steven C.	Vice President and Treasurer
Taylor, Melanie L.	Vice President, Customer Service
Falstad, Daniel T.	Secretary
Balash, Dawn A.	Assistant Secretary
Honeysuckle, Janan E.	Assistant Secretary
Lousteau, Stacey M.	Assistant Treasurer
Valladares, Mary Ann	Assistant Treasurer
Galbraith, Patricia A.	Tax Officer
Keppler, Mark A.	Tax Officer
Roberts, Rory L.	Tax Officer